601 Lexington Avenue
New York, New York  10022

(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

June 22, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Mr. Justin Dobbie
Ms. Tonya K. Aldave

Re:	Armored AutoGroup Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 1, 2012
File No. 333-180736

Dear Mr. Dobbie and Ms. Aldave,

This letter is being furnished on behalf of Armored AutoGroup Inc., a Delaware corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), by letter dated June 19, 2012 to J. Andrew Bolt, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-180736) (the “Registration Statement”) that was filed on June 1, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.               Staff’s comment:  We note your response to our prior comment 4 and reissue in part. Please provide us with copies of these industry reports:

Response:  We respectfully advise the Staff that the data provided by NPD Group, Inc. and Nielsen Holdings N.V.’s market reports were previously provided to the Staff supplementally.  Based upon the Staff’s comment, copies of these industry reports are being provided under separate cover.

2.               Staff’s comment:  We note your response to our prior comment 6 and your revised disclosure. We also note that you have provided us with supplemental materials to substantiate the factual assertions made in your prospectus. You continue, however, to include numerous factual assertions about the company, its products and the industry in which it operates in your Summary, MD&A, and Business sections without providing a source of the information used in the prospectus. For each fact or category of factual information included, please revise to identify the source relied on.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 1, 2 and 75 to identify additional sources relied on for each fact or category of factual information used in the Registration Statement.

3.               Staff’s comment:  We further note that supplemental materials provided to us in response to our comment 6 are not marked to identify the titles of the sources provided or the relevant sections or page numbers where the information is located within each source. Please provide us with a table of contents or similar guide that will identify the titles of each source used and specific sections or page numbers where each factual assertion appears in the source, as well as in the prospectus. Clearly marking each supporting statement within the sources provided will expedite the review of your response.

Response: Based upon the Staff’s comment, the Company is providing supplementally, under separate cover, a guide with a schedule identifying the titles of each source used, the specific location within such source where each factual assertion appears and where such factual assertion is found in the Registration Statement.  Further, each supporting statement within the sources has been marked to expedite the Staff’s review.

Summary, page 1

Company Overview, page 1

4.               Staff’s comment:  While we note your response to our prior comment 10, it remains unclear how Armor All and STP’s #1 and #3 positions are measured. Please revise to clarify what you mean by “value share.”

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 1, 3, 46, 75 and 76 to further clarify how the Armor All and STP positions are measured.

Business, page 75

5.               Staff’s comment:  We note your response to our prior comment 30 and reissue in part. Please include a discussion of the terms of the consent order and how it impacts your business in this section. In addition, include a cross-reference to this section in your risk factor on page 33.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 81 and 82 to include a discussion of the terms of the consent order and how it impacts our business. In addition, a cross-reference to the revised disclosures on pages 81 and 82 has been added to the Company’s risk factor on page 33.

Our Competitive Strengths, page 76

6.               Staff’s comment:  We note your response to our prior comment 31 and your revised disclosure. Please revise further to provide the number or percentage of your accounts that selected you as category captains or category advisors.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 3 and 77 to provide the percentage of net sales in the United States of its customers that have selected the Company as either a category captain or category advisor.

Raw Materials, page 82

7.               Staff’s comment:  We note your response to our prior comment 33 and reissue in part. Refer to the first risk factor on page 33 regarding your suppliers. Please disclose here that you rely on single-source suppliers for certain of your raw materials. Please also disclose, consistent with your response to our prior comment, that you believe you could arrange for alternative sources with minimal interruption or cost to your business.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 82 to reflect its reliance upon a limited number of suppliers, including single-source suppliers.  Further, the Company added disclosure on page 82 to reflect that it believes alternative sources could be secured with minimal interruption or cost to its business.

Executive and Director Compensation, page 88

Certain Relationships and Related-Party Transactions, page 101

8.               Staff’s comment:  Please refer to the related party transactions listed in Note 2 on pages F-66 and F-67. To the extent applicable, please revise this section to describe any transaction since the beginning of your last fiscal year or any currently proposed transaction, in which you were or will be a participant and the amount involved exceeds $120,000 in which any related person had or will have a direct or indirect material interest. Refer to Item 404(a) of Regulation S-K.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 100 and 101 to describe transactions since the beginning of the Company’s last fiscal year, or any currently proposed transaction, that meet the necessary conditions for disclosure under Item 404(a) of Regulation S-K.

Conditions on the Exchange Offer, page 111

9.               Staff’s comment:  We note your response to our prior comment 36 and reissue in part. Please revise to delete references to your “sole reasonable discretion” on pages 111 and 113 or advise.

Response:  Based upon the Staff’s comment, the Company has revised pages 110 and 112 to delete references to its “sole reasonable discretion.”

Note 14. Financial Information for the Company and its Subsidiaries, page F-44

10.         Staff’s comment:  Please tell us and revise Note 14 to disclose whether your subsidiary guarantors are 100% owned as required by Rule 3-10(f) of Regulation S-X. Also, please revise the notes to your financial statements to disclose the nature and terms of any restrictions that exist with respect to your ability to obtain funds from your subsidiaries through dividends or loans. Note 10 to your interim financial statements should be similarly revised.

Response:  We respectfully advise the Staff that its subsidiary guarantors are 100% owned.  Further, based upon the Staff’s comment, the Company has revised the disclosures on pages F-44 and F-74 to disclose that its subsidiary guarantors are wholly-owned and that the Company’s ability to obtain funds from its subsidiaries through dividends or loans are affected by, among other factors, the obligations of the Company’s subsidiary guarantors to their creditors, including under the Senior Notes due 2018 and the Credit Facility, requirements of corporate and other law, and restrictions contained in agreements entered into by or relating to these subsidiary guarantors.

Note 7. Commitments and Contingencies, page F-71

11.         Staff’s comment:  Under “Properties,” you disclose that you entered into a lease for new corporate headquarters in Danbury, Connecticut. The lease is for 18,810 square feet and has a term of 87 months. Please revise the notes to your financial statements to disclose the payment terms associated with this new lease agreement.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page F-60 and added disclosure to page F-72 to include the payment terms associated with the lease for the Company’s new corporate headquarters in Danbury, Connecticut.

12.         Staff’s comment:  In addition, it is not clear from your current disclosures in the notes to the financial statements whether the company’s policy is to recognize rental expense on a straight-line basis in accordance with ASC 840-20-25. Please revise the notes to your financial statements to disclose your accounting policy for recognition of rental expense for leases which provide for escalation clauses.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page F-16 to disclose that the Company recognizes rental expense for operating leases on a straight-line basis in accordance with ASC 840-20-25, including such leases with rent abatement and escalation provisions.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (212) 446-4844 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Jason K. Zachary

Jason K. Zachary

Cc:	David P. Lundstedt, President and Chief Executive Officer
J. Andrew Bolt, Executive Vice President and Chief Financial Officer